February 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 2 to Form S-1
Filed December 10, 2021
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated December 23, 2021, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on December 10, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 2 to Form S-1

Risk Factors

A recent joint statement by the SEC and PCAOB..., page 54

1.	We note your disclosure regarding the Holding Foreign Companies Accountable Act. Please further revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56 of the prospectus to include a discussion of the amendments adopted by the SEC to finalize rules related to the Holding Foreign Companies Accountable Act in the updated section Risk Factors—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

February 9, 2022

The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

In addition, the Company has revised the disclosure in the prospectus on pages 7 and 81 to state that “as a Cayman Islands company with no operations or subsidiaries in China and expected to conduct a target search outside of China, we are not required to obtain permission from any Chinese authorities to operate or to issue the securities being issued in this offering to any investors, including Chinese investors, if any, nor have we been contacted by any Chinese authorities in connection with our operations or this offering, and we do not expect that permission will be required from the Chinese authorities in the future in connection with our business combination since we will not undertake our initial business combination with any entity that is based in, located in or with its principal business operations in China (including Hong Kong and Macau).”

Furthermore, the Company has revised the disclosure in the prospectus to state that some of the Company’s executive officers and directors are located in or have significant ties to China. As a result, it may be difficult for investors to effect service of process within the United States on the Company, its executive officers and directors, or enforce judgments obtained in the United States courts against the Company and its executive officers and directors. A majority of the Company’s management team are United States citizens, and the revised disclosure in the prospectus indicates the citizenship and residence of each executive officer and director.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com